===============================================================================
                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934*
                              (Amendment No. 4)


                     ONESOURCE INFORMATION SERVICES INC.
              ------------------------------------------------
                               (Name of Issuer)

                   Common Stock, Par Value $0.01 per share
              ------------------------------------------------
                      (Title of Class of Securities)

                                  68272J106
               ------------------------------------------------
                               (CUSIP Number)

                            George F. Hamel, Jr.
                             ValueAct Capital
                      One Maritime Plaza, Suite 1400
                         San Francisco, CA 94111
                             (415) 362-3700
               ------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             With a Copy to:
                   Christopher G. Karras, Esq.
                          Dechert LLP
                    4000 Bell Atlantic Tower
                       1717 Arch Street
               Philadelphia, Pennsylvania 19103-2793

                          October 6, 2003
              ------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(b)(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================
                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 68272J106                                               Page 2 of 13
------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE
    PERSON (entities only)

    ValueAct Capital Partners, L.P.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC*
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         2,971,589**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        2,971,589**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,971,589**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.54%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5.

			*SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                               SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 68272J106                                               Page 3 of 13
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    ValueAct Capital Partners II, L.P.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC*
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         289,840**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        289,840**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     289,840**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.49%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.


                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 68272J106                                               Page 4 of 13
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    ValueAct Capital International, Ltd.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC*
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         446,268**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        446,268**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     446,268**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.84%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     PN
------------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.


                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 68272J106                                               Page 5 of 13
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    VA Partners, L.L.C.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC*
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,707,697**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,707,697**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,707,697**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.87%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     00 (LLC)
------------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.


                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 68272J106                                               Page 6 of 13
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Jeffrey W. Ubben
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC*
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,707,697**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,707,697**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,707,697**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.87%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.


                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 68272J106                                               Page 7 of 13
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    George F. Hamel, Jr.
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC*
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,707,697**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,707,697**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,707,697**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.87%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.


                                SCHEDULE 13D
--------------------------                          --------------------------
CUSIP NO. 68272J106                                               Page 8 of 13
------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

    Peter H. Kamin
------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
3.  SEC USE ONLY

------------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
    WC*
------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         3,707,697**
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        3,707,697**
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,707,697**
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     31.87%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
------------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
               (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                ATTESTATION.

                          SCHEDULE 13D


      THE PURPOSE OF THIS AMENDMENT NO. 4 TO SCHEDULE 13D IS TO AMEND THE PURPOSE OF TRANSACTION SECTION OF REPORTS FILED BY THE REPORTING PERSONS. THE INFORMATION BELOW SUPPLEMENTS THE INFORMATION PREVIOUSLY REPORTED.

ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of OneSource Information Services, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 300 Baker Avenue, Concord, MA 01742.


ITEM 4.  PURPOSE OF TRANSACTION

     On October 6, 2003, the Reporting Persons sent a letter (the "Letter") to Mr. Martin Kahn, the Chairman of the Board of Directors of the Issuer, expressing their disappointment that the Issuer adopted a Shareholder Rights Plan, otherwise known as a "poison pill," in response to the Reporting Persons' expression of interest in acquiring at a price of $9.50 per share all of the outstanding shares of the Issuer not already owned by the Reporting Persons.
In the Letter, the Reporting Persons reaffirmed their interest in pursuing a going private transaction with the Issuer. The Letter also assured the Issuer that the Reporting Persons remain ready to conduct confirmatory due diligence and reiterated that any such diligence would require no more than 45 days to conduct. A copy of the Letter is attached as Exhibit B to this report and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

A)     Joint Filing Agreement

B)     Letter from Reporting Persons dated October 6, 2003 to the Issuer

                                    SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                 POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person who signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of the, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                                 ValueAct Capital Partners, L.P., by
                                 VA Partners, L.L.C., its General Partner

                                  By:    /s/ George F. Hamel, Jr.
                                     --------------------------------------
Dated:  October 6, 2003          George F. Hamel, Jr., Managing Member


                                 ValueAct Capital Partners II, L.P., by
                                 VA Partners, L.L.C., its General Partner

                                 By:    /s/ George F. Hamel, Jr.
                                    --------------------------------------
Dated:  October 6, 2003          George F. Hamel, Jr., Managing Member


                                 ValueAct Capital International, Ltd., by
                                 VA Partners, L.L.C., its investment manager

                                 By:    /s/ George F. Hamel, Jr.
                                    --------------------------------------
Dated:  October 6, 2003          George F. Hamel, Jr., Managing Member

                                 VA Partners, L.L.C.

                                 By:    /s/ George F. Hamel, Jr.
                                    --------------------------------------
Dated:  October 6, 2003          George F. Hamel, Jr., Managing Member


                                 By:    /s/ Jeffrey W. Ubben
                                    --------------------------------------
Dated:  October 6, 2003          Jeffrey W. Ubben


                                 By:    /s/ George F. Hamel, Jr.
                                 --------------------------------------
Dated:  October 6, 2003          George F. Hamel, Jr.


                                 By:    /s/ Peter H. Kamin
                                    --------------------------------------
Dated:  October 6, 2003          Peter H. Kamin

                                        Exhibit A
                                   JOINT FILING AGREEMENT


The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of OneSource Information Services, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended.

                                 ValueAct Capital Partners, L.P., by
                                 VA Partners, L.L.C., its General Partner

                                 By:    /s/ George F. Hamel, Jr.
	   --------------------------------------
Dated:  October 6, 2003          George F. Hamel, Jr., Managing Member


                                 ValueAct Capital Partners II, L.P., by
                                 VA Partners, L.L.C., its General Partner

                                 By:    /s/ George F. Hamel, Jr.
                                    --------------------------------------
Dated:  October 6, 2003          George F. Hamel, Jr., Managing Member


                                 ValueAct Capital International, Ltd., by
                                 VA Partners, L.L.C., its investment manager

                                 By:    /s/ George F. Hamel, Jr.
                                    --------------------------------------
Dated:  October 6, 2003          George F. Hamel, Jr., Managing Member


                                 VA Partners, L.L.C.

                                 By:    /s/ George F. Hamel, Jr.
                                    --------------------------------------
Dated:  October 6, 2003          George F. Hamel, Jr., Managing Member


                                 By:    /s/ Jeffrey W. Ubben
                                    --------------------------------------
Dated:  October 6, 2003          Jeffrey W. Ubben


                                 By:    /s/ George F. Hamel, Jr.
                                    --------------------------------------
Dated:  October 6, 2003          George F. Hamel, Jr.


                                 By:   /s/ Peter H. Kamin
                                    --------------------------------------
Dated:  October 6, 2003          Peter H. Kamin

                                     Exhibit B

                                     LETTER


                         VAC
                        VALUEACT CAPITAL
                          October 6, 2003

Mr. Martin Kahn
Chairman
OneSource Information Services, Inc.
c/o Rho Management
152 West 57th Street, 23rd Floor
New York, NY  10019

Dear Marty:

We were pleased to hear from you, and to subsequently read in the press release, that the OneSource Board of Directors has formed a special committee and engaged outside advisors to assist in its review of strategic options. We expect that these actions will result in a timely review of our offer, and appropriate alternatives, with the committee's sole objective to be that of maximizing shareholder value.

However, we were disappointed not to have been presented with an opportunity to address any of the Board's possible concerns, and consider the possibility of executing a standstill agreement, while the special committee conducts its review. Rather, our request to begin confirmatory diligence was met with the adoption of a Shareholder Rights Plan, more commonly referred to as a "poison pill". Although wary, we remain optimistic that this action will not restrict a fair and timely process. Further, we are hopeful that there have not been, nor will there be, any other change of control provisions or other new obligations, adopted by the special committee or Board of Directors that have the effect of entrenching management, or costing existing shareholders money.

We remain ready to commence confirmatory diligence and reiterate that we will complete any such diligence in 45 days or less. In the absence of being invited in to begin the diligence process, we expect that the special committee will soon engage ValueAct Capital in a constructive dialog. In order to minimize any distraction and potential risk of impairment to OneSource's business that may occur as a result of a lengthy drawn out process, we also would expect the review of the special committee to be thorough and completed as quickly as practical.

In order to comply with our obligations under Federal securities laws, ValueAct Capital will again amend its current Schedule 13D filing to incorporate this communication. We stand ready to begin a dialog with the Board, the special committee, or its advisors and look forward to our proposal progressing in a timely fashion.

Sincerely,
/s/ Peter H. Kamin
Peter H. Kamin
Partner